This Reseller Agreement (“AGREEMENT”) dated 23rd day of November, 2005.

Between

Tropical S.A. (“TROPICAL”) having its head office at
98 Kifisou Avenue, 121 32, Peristeri, Athens, Greece

and

Astris Energi Inc. (“ASTRIS”), an Ontario corporation having its head office at
2175-6 Dunwin Drive, Mississauga, Ontario, Canada

Whereas:

1.
ASTRIS is a world leader in the development and practice of Alkaline Fuel Cell (AFC) technology with more than twenty years of progressive experience, and produces a power generator (the “ASTRIS AFC Power Generator”) and related products, and

2.	TROPICAL has necessary resource to market and sell ASTRIS products and

3.	TROPICAL intends to act as a Reseller for ASTRIS AFC Power Generator products, and

4.	TROPICAL intends to represent ASTRIS at trade shows and conventions.

Therefore:

1.
Cooperation. TROPICAL and ASTRIS (the “Parties”) intend to cooperate in marketing ASTRIS current products and demonstration units. Such cooperation shall include, but not be limited to the following matters:

a.	During the term of this agreement, TROPICAL will:

i.	Act as a Reseller for ASTRIS AFC Power Generators including the Golf Car, and

ii.	Ensure that all products that include any part of ASTRIS technology are appropriately identified with ASTRIS logo and/or ASTRIS trademarks in accordance with the prior written approval of ASTRIS, and

iii.	Agree to submit to ASTRIS, in advance of any proposed use, samples of its use of the ASTRIS logo and/or ASTRIS trademarks for review in accordance with Section 7 below, and

iv.	Attend necessary training at ASTRIS facility, and

v.	Act in accordance with the terms of Attachment B - End User License Agreement a copy of which will be delivered to the end user with every shipment.

b.	During the term of this agreement, ASTRIS will:

i.	Provide current specification sheet(s) and publicity material of relevant ASTRIS technology to TROPICAL, and

ii.	Sell to TROPICAL at prices detailed in Attachment A - Pricing Structure and under current delivery times, ASTRIS AFC Power Generator(s), and

iii.	Provide training to TROPICAL representatives onsite at ASTRIS head office, and

iv.	As required by TROPICAL, provide onsite and/or remote support.

2.	Compensation/Costs. The Parties agree as follows regarding the compensation and costs related to this agreement:

a.	TROPICAL will be responsible for:

i.	Costs related to purchase of ASTRIS AFC Power Generator units, and

ii.	Costs related to shipping of ASTRIS AFC Power Generator units from the Mississauga, Ontario head office of ASTRIS, and

iii.	Direct costs of training or support provided by ASTRIS, and

iv.	Indirect costs of training or support incurred by ASTRIS at cost, including but not limited to travel, lodging, meals and sundry, and

v.	All taxes payable on all such amounts.

All costs shall be pre-approved in writing by TROPICAL which approval shall not be unreasonably withheld or unduly delayed.

b.
Terms of payment will be consistent with ASTRIS’ current market terms at the time of order of any products or services, which are subject to change in ASTRIS’ sole discretion at any time, and presently require:

i.	40% deposit at time of order, and

ii.	Complete payment at time of delivery.

c.
Terms of delivery will be consistent with ASTRIS’ current market terms at the time of order of any products or services and presently require a delivery time of 6 months from time of order accompanied by deposit.

3.
Intellectual Property. It is the intention of the Parties that no intellectual property shall be created as a result of this agreement. In the event the Parties engage in activities that create any intellectual property, unless otherwise set out in writing between the Parties, the Parties agree as follows:

a.	all intellectual property created or established as a result of this agreement shall be owned by, and be the exclusive property of, ASTRIS alone;

Each Party hereto agrees at all times, before and after the termination of this agreement, to assist, and shall cause its officers, directors, employees, representatives, agents and advisors at all times to assist, upon request, a Party who has gained ownership of any intellectual property in accordance with the foregoing, or its designate, at the requesting Party’s expense, to secure the requesting Party’s rights in such intellectual property and any copyrights, patents, trademarks or other intellectual property rights relating thereto in any and all countries. The obligations of the Parties set out in this section shall survive termination of this agreement indefinitely.

4.	Terms/Conditions. The Parties agree as follows regarding the term of this agreement and conditions associated with this agreement:

a.	The term of this agreement is one year from its effective date.

b.	This agreement shall be extended for an additional one year term unless otherwise terminated by either Party in accordance with Section 12.

5.
Confidentiality and Restricted Use of Confidential Information- TROPICAL. For the purposes of this agreement, “Confidential Information”includes, without limitation, information concerning the customers and accounts of the Parties, the purchase and sale prices or lists, methods, techniques, processes and trade secrets of the Parties, discoveries, concepts and ideas including, without limitation, the nature and results of research and development activities, formulas, inventions, technology, “know-how”, designs, drawings and specifications, and the marketing and selling strategies of the Parties, in any medium whatsoever. TROPICAL shall treat all Confidential Information furnished, or to be furnished, to TROPICAL in any medium whatsoever in accordance with the provisions of this agreement, and to take, or abstain from taking, the other actions as set forth in this paragraph. The Confidential Information shall be used by TROPICAL solely for the purpose of performing TROPICAL’s obligations under this agreement and absolutely for no other purpose whatsoever, and will be kept strictly confidential by TROPICAL and its officers, directors, employees, representatives, agents and advisors; provided that (i) any of such Confidential Information may be disclosed to the TROPICAL’s officers, directors, employees, representatives, agents and advisors who need to know such Confidential Information for the purpose of performing TROPICAL’s obligations under this agreement, (ii) such Confidential Information may be otherwise disclosed to the extent that ASTRIS may expressly consent in writing prior to such disclosure, and (iii) such Confidential Information may be disclosed to the extent required by law. Upon any termination of this agreement in accordance with its terms, TROPICAL and its officers, directors, employees, representatives, agents and advisors shall immediately return to ASTRIS all material containing or reflecting the Confidential Information disclosed by ASTRIS in all mediums and immediately cease any use of such Confidential Information, ASTRIS logo and/or ASTRIS trademarks. The obligations set out in this paragraph shall survive indefinitely.

6.
Confidentiality and Restricted Use of Confidential Information- ASTRIS. ASTRIS shall treat all Confidential Information furnished, or to be furnished, to ASTRIS in any medium whatsoever in accordance with the provisions of this agreement, and to take, or abstain from taking, the other actions as set forth in this paragraph. The Confidential Information shall be used by ASTRIS solely for the purpose of performing ASTRIS’s obligations under this agreement and absolutely for no other purpose whatsoever, and will be kept strictly confidential by ASTRIS and its officers, directors, employees, representatives, agents and advisors; provided that (i) any of such Confidential Information may be disclosed to ASTRIS’s officers, directors, employees, representatives, agents and advisors who need to know such Confidential Information for the purpose of performing ASTRIS’s obligations under this agreement, (ii) such Confidential Information may be otherwise disclosed to the extent that TROPICAL may expressly consent in writing prior to such disclosure, and (iii) such Confidential Information may be disclosed to the extent required by law. Upon any termination of this agreement in accordance with its terms, ASTRIS and its officers, directors, employees, representatives, agents and advisors shall immediately return to TROPICAL all material containing or reflecting the Confidential Information disclosed by TROPICAL in all mediums and immediately cease any use of such Confidential Information, TROPICAL logo and/or TROPICAL trademarks. The obligations set out in this paragraph shall survive indefinitely.

7.	Trademarks.

a.
Ownership. All trademarks, service marks, trade names, logos or other words or symbols identifying the products or ASTRIS’s business (the “Marks”) are and will remain the exclusive property of ASTRIS. TROPICAL will not take any action that jeopardizes ASTRIS’s proprietary rights or acquire any right in the Marks, except the limited use rights specified in paragraph 1a. above. TROPICAL will not register, directly or indirectly, any trademark, service mark, trade name, copyright, company name or other proprietary or commercial right which is identical or confusingly similar to the Marks or which constitute translations thereof.

b.
Use. TROPICAL will use the Marks exclusively in accordance with paragraph 1a. above. All advertisements and promotional materials will (i) clearly identify ASTRIS as the owner of the Marks, (ii) conform to ASTRIS's then-current trademark and logo guidelines and (iii) otherwise comply with any local notice or marking requirement contemplated under the laws of the territory in which any products are sold. Before publishing or disseminating any advertisement or promotional materials bearing a Mark, TROPICAL will deliver a sample of the advertisement or promotional materials to ASTRIS for prior approval. If ASTRIS notifies TROPICAL that the use of the Mark is inappropriate, in ASTRIS’s sole discretion, TROPICAL will not publish or otherwise disseminate the advertisement or promotional material until they have been modified to ASTRIS's satisfaction in writing.

8.
Remedies. The Parties hereby agree that in the event of a breach of the foregoing Sections 5 through 7 inclusive, the non-breaching Party shall have the right to seek a court order to prevent any further breach, including the ability to obtain injunctive relief without the necessity of posting a bond. Each Party shall indemnify and hold harmless the other from and against any and all loss, liability, cost, attorneys’ fees or expense based upon, arising out of or otherwise in respect of any breach or violation of this agreement.

9.
Warranty and Disclaimer. ASTRIS gives no warranty with respect to the workmanship, merchantability or fitness for a particular purpose of the ASTRIS power generators where same have been incorporated into any product produced by TROPICAL. TROPICAL acknowledges the developmental and/or experimental nature of the products and that as a result of such nature the products have not been approved or certified in any manner by any independent third party or governmental regulatory authority or body, and TROPICAL agrees to take all necessary precautions suitable for handling such early stage technology. ASTRIS warrants the products solely to TROPICAL and solely against defects in workmanship and materials for a period of ninety (90) days from the date of delivery to TROPICAL (“Warranty Period”). All warranty claims must be requested of ASTRIS prior to the expiration of the applicable Warranty Period. TROPICAL may not transfer this warranty. TROPICAL’s sole remedy, and ASTRIS’ sole liability for a covered warranty defect shall be for ASTRIS, at its sole discretion, to either repair or replace the defective product at no charge, or to refund the price for the affected product. These warranties are void if the applicable product has been altered in any way or damaged by accident, misuse or abuse, including, but not limited to, the use of unauthorized third party software or repairs, power surges, excessive heat or humidity. ASTRIS’ warranty obligations shall not be enlarged or diminished by ASTRIS’ provision of technical advice to TROPICAL. THE PRECEEDING WARRANTY DOES NOT APPLY TO (I) ANY SOFTWARE COMPONENTS OF THE PRODUCT; (II) ANY THIRD PARTY SOFTWARE DISTRIBUTED ON OR WITH THE PRODUCT; (III) ANY EXPENDABLE COMPONENTS INCLUDING, BUT NOT LIMITED TO, FUSES, FILTERS, BULBS, AND CLEANING ACCESSORIES; AND (IV) ANY PRODUCTS NOT MANUFACTURED BY OR FOR ASTRIS (THE “EXCLUDED ITEMS”). THE EXCLUDED ITEMS ARE LICENSED TO THE LICENSEE ON AN AS IS BASIS.

EXCEPT FOR THE EXPRESS WARRANTIES CONTAINED HEREIN, ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE PRODUCTS, WHETHER EXPRESS OR IMPLIED, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY ASTRIS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTIES OF NONINFRINGEMENT, MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED. THE REMEDIES SET FORTH HEREIN SHALL BE THE SOLE AND EXCLUSIVE REMEDIES OF TROPICAL WITH RESPECT TO ANY DEFECTIVE PRODUCT.

10.
Limitation of Liability. Except for payment obligations, a Party will not be liable for any failure or delay in performing an obligation that is due to causes beyond its reasonable control, so long as the party gives prompt notice to the other party and makes all reasonable efforts to perform. IN NO EVENT WILL A PARTY BE LIABLE FOR ANY LIABILITIES, CLAIMS, CAUSES OF ACTIONS, SUITS, DAMAGES, COSTS AND EXPENSES (INCLUDING ALL LEGAL FEES AND EXPENSES), INCLUDING SPECIAL, INDIRECT, PUNITIVE, MORAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER OR NOT FORESEEABLE, INCLUDING, BUT NOT LIMITED TO, LOST PROFIT. ASTRIS’ MAXIMUM LIABILITY FOR ANY CLAIMS BY TROPICAL ARISING OUT OF TROPICAL’S USE OF THE PRODUCTS SHALL IN NO EVENT EXCEED THE PRICE PAID BY TROPICAL FOR THE APPLICABLE PRODUCT.

11.
Public Announcements. The parties hereto agree that neither they nor any of their respective subsidiaries, officers, directors, employees or agents shall disclose to any third party or publicly announce the proposed Agreement until such time as the parties hereto agree in writing to make such disclosure or announcement or unless otherwise required by law or regulation. Any public announcement concerning the proposed Agreement shall be approved in advance by appropriate officers of the parties hereto.

12.
Termination. This agreement may be terminated at any time upon delivery of not less than 30-day written notification of either of the parties hereto. Sections 3, 5, 6, 7, 8, 9 and 10 shall survive any termination of this agreement. Upon any termination of this agreement, TROPICAL shall immediately pay ASTRIS all due and outstanding amounts, and TROPICAL will, at ASTRIS's option, destroy or deliver to ASTRIS or its designee all items within TROPICAL 's possession or control that contain any Confidential Information or bear a Mark and shall cease using all Marks.

13.
U.S. Export Restrictions. TROPICAL acknowledges that the products supplied by ASTRIS hereunder and all related technical information, documents and materials may be subject to export controls under the U.S. Export Administration Regulations. Where such products are subject to such controls, TROPICAL will (i) comply strictly with all legal requirements established under these controls, and (ii) cooperate fully with ASTRIS in any official or unofficial audit or inspection that relates to these controls, and (iii) not export or re-export any such products without the appropriate United States and foreign governmental licenses or approval.

14.
Status of Parties. The Parties acknowledge that they are independent contracting parties, and this agreement shall not constitute any such party as an agent, representative, partner, co-venturer, employee, employer or franchisee of the other party, except as expressly provided for herein. Neither party shall assume or create any obligation or responsibility whatsoever on behalf of, or in the name of, the other party except as otherwise provided for herein.

15.
Assignment and Binding Effect. This agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns, if any, as the case may be. This agreement may not be assigned by either Party without the prior written consent of all other parties.

16.
Applicable Law. This agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The Parties do hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

17.
Notice. Any notice or other communication required or permitted to be given hereunder shall be in writing and, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be sent to the other Party at the last known address of the other Party and be deemed to have been received five (5) business days after the post-marked date thereof, or if telecopied, emailed or delivered by another form of recorded communication, shall be deemed to have been received on the next business day following dispatch and acknowledgement of receipt by the recipient’s telecopier machine or other form of recorded communication, or if delivered by hand shall be deemed to have been received at the time it is delivered. If either Party changes its address during the term of this agreement, it shall immediately notify the other Party of such change of address in the foregoing manner.

The above constitutes the full and complete agreement between TROPICAL and ASTRIS.

This agreement is subject to the approvals of the respective Boards of Directors of the Parties if such is required.

Agreed and accepted this __23rd___ day of November, 2005 by:

Astris Energi Incorporated	Tropical S.A.

per: /s/ Jiri K. Nor	per: /s/ George Lagios
Jiri K. Nor - President and CEO	George Lagios - President & CEO
Astris Energi Inc.	Tropical S.A., Greece

Attachment A - Pricing Structure

Attachment B - End User Licence Agreement

END USER LICENCE AGREEMENT

This End User Licence Agreement (“AGREEMENT”) dated 23rd day of November, 2005.

Between

Tropical S.A. (“TROPICAL”) having its head office at
98 Kifisou Avenue, 121 32, Peristeri, Athens, Greece

and

Astris Energi Inc., an Ontario corporation having its head office at
2175-6 Dunwin Drive, Mississauga, Ontario, Canada

NOTICE TO END USER: CAREFULLY READ THE FOLLOWING LEGAL AGREEMENT. USE OF THE PRODUCTS PROVIDED WITH THIS AGREEMENT CONSTITUTES YOUR ACCEPTANCE OF THESE TERMS. IF YOU DO NOT AGREE TO THE TERMS OF THIS AGREEMENT, PROMPTLY RETURN THE PRODUCTS AND THE ACCOMPANYING ITEMS (INCLUDING WRITTEN MATERIALS AND CONTAINERS) TO THE LOCATION WHERE YOU OBTAINED THEM FOR A FULL REFUND.

1) Definitions.“ASTRIS” means Astris Energi Inc. and its affiliates Astris Inc. and Astris s.r.o. “Licensee” means Tropical S.A., which party is licensing the Products. “Products” are fuel cells and related products made and owned by ASTRIS, such as LABCELLTM and QUICKCELLTM fuel cells, fuel cell electrodes and fuel cell systems, portable generators, and test equipment such as TL4 Test Load, TLIF Interface and TESTMASTERTM software.

2) Licence Grant. ASTRIS grants to the Licensee a personal, non-exclusive and non-transferable right to use and licence the Products for their intended purposes. The Licensee agrees to use the Products in a safe manner, and educate himself/herself/itself on their safe use if necessary; the Licensee acknowledges that the use of fuel cells may require working with hazardous substances such as corrosive, caustic or flammable fluids including oxygen, hydrogen and other chemicals. The Licensee acknowledges the developmental and/or experimental nature of the Products and that as a result of such nature the Products have not been approved or certified in any manner by any independent third party or governmental regulatory authority or body, and the Licensee agrees to take all necessary precautions suitable for handling such early stage technology.

3) Ownership and Copyright. The Licensee acknowledges that no right, title or interest in and to any ownership rights in, or intellectual property associated with the Products, or any improvements or enhancements of any kind whatsoever made thereto by the Licensee, is or shall be transferred to him/her/it. The Licensee agrees not to make copies of any materials accompanying the Products except for his/her/its sole use, or to make copies of software other than those permitted by the separate software licence.

4) Reverse Engineering. The Licensee agrees that he/she/it will not attempt, nor permit anyone else to attempt to dissect the Products in whole or in part, dissect and/or analyze the composition of the electrodes by any physical or chemical means, or reverse compile, translate or disassemble any software furnished with or as part of the Products.

5) Termination. Unauthorized copying of the accompanying documentation or software or any other failure to comply with the terms and restrictions of this End User Licence Agreement will result in automatic termination of this Agreement. The Licensee may terminate this Agreement at any time upon written notice to ASTRIS. Upon termination of this Agreement, the Licensee agrees to promptly return or destroy all copies of documentation and software, and return all Products to ASTRIS.

6) Warranty. ASTRIS warrants the Products solely to the Licensee and solely against defects in workmanship and materials for a period of ninety (90) days from the date of licence (“Warranty Period”). All warranty claims must be requested of ASTRIS prior to the expiration of the applicable Warranty Period. The Licensee may not transfer this warranty. The Licensee’s sole remedy, and ASTRIS’ sole liability for a covered warranty defect shall be for ASTRIS, at its sole discretion, to either repair or replace the defective Product at no charge, or to refund the licence price for the affected Product. These warranties are void if the applicable Product has been altered in any way or damaged by accident, misuse or abuse, including, but not limited to, the use of unauthorized third party software or repairs, power surges, excessive heat or humidity. ASTRIS warranty obligations shall not be enlarged or diminished by ASTRIS’ provision of technical advice to the Licensee.

7) Exclusions. THE PRECEEDING WARRANTY DOES NOT APPLY TO (I) ANY SOFTWARE COMPONENTS OF THE PRODUCT; (II) ANY THIRD PARTY SOFTWARE DISTRIBUTED ON OR WITH THE PRODUCT; (III) ANY EXPENDABLE COMPONENTS INCLUDING, BUT NOT LIMITED TO, FUSES, FILTERS, BULBS, AND CLEANING ACCESSORIES; AND (IV) ANY PRODUCTS NOT MANUFACTURED BY OR FOR ASTRIS (THE “EXCLUDED ITEMS”). THE EXCLUDED ITEMS ARE LICENSED TO THE LICENSEE ON AN AS IS BASIS.

8) Disclaimer of Warranties. EXCEPT FOR THE EXPRESS WARRANTIES CONTAINED HEREIN, ASTRIS DISCLAIMS ALL OTHER WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OR THEIR EQUIVALENTS UNDER THE LAWS OF ANY JURISDICTION. THE REMEDIES SET FORTH HEREIN SHALL BE THE SOLE AND EXCLUSIVE REMEDIES OF THE LICENSEE WITH RESPECT TO ANY DEFECTIVE PRODUCT.

9) RMA Procedure. If the Licensee discovers a defect in a Product during the applicable Warranty period, then the Licensee should contact ASTRIS for a Return Materials Authorization (RMA) number before shipping the Product, freight and insurance prepaid, to ASTRIS’ designated repair facility. The Licensee should have the part number, serial number, date of licence, and the suspected problem ready when contacting ASTRIS to obtain an RMA. If a Product returned under warranty is found not to be defective, then ASTRIS shall return the Product to the Licensee or dispose of the Product per the Licensee’s instructions after receiving full payment from the Licensee for ASTRIS’ inspection of the Product and its transportation at ASTRIS’ then current rates for such services.

10) Limitation of Liability. IN NO EVENT SHALL ASTRIS BE LIABLE FOR ANY LIABILITIES, CLAIMS, CAUSES OF ACTIONS, SUITS, DAMAGES, COSTS AND EXPENSES (INCLUDING ALL LEGAL FEES AND EXPENSES), INCLUDING SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES THAT THE LICENSEE MAY SUFFER DIRECTLY OR INDIRECTLY FROM THE LICENCE OF THE PRODUCT. ASTRIS’ MAXIMUM LIABILITY FOR ANY CLAIMS BY THE LICENSEE ARISING OUT OF THE LICENCEE’S LICENCE AND USE OF THE PRODUCT SHALL IN NO EVENT EXCEED THE LICENCE PRICE OF THE APPLICABLE PRODUCT.

11) Severability. In the event of invalidity of any provision of this Agreement, the parties agree that such invalidity shall not affect the validity of the remaining portions of this Agreement.

12) Governing Law. This Agreement will be governed by the laws of the Province of Ontario.

13) Entire Agreement. This is the entire agreement between the Licensee and ASTRIS, which supersedes any prior agreement, whether written or oral, relating to the subject matter of this Agreement.

Astris Energi Incorporated	Tropical S.A.

per: /s/ Jiri K. Nor	per: /s/ George Lagios
Jiri K. Nor - President and CEO	George Lagios - President & CEO
Astris Energi Inc.	Tropical S.A., Greece